Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities

Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

FORM OF CUSTOMER LETTER

Dear Valued Customers,

We are excited to announce that EMBARQ has agreed to merge with CenturyTel to create one of the leading communications companies in the United States. Merging CenturyTel and EMBARQ will create a stronger, more efficient and competitive company that will provide innovative communications services to millions of customers across our country.

In combining with CenturyTel, we are bringing together two leading communications companies with customer-focused, industry-leading capabilities. The combined company will have increased scale to accelerate deployment of growth products and services to our customer base. The combined company will have an operating presence in 33 states with approximately eight million access lines and two million broadband customers. This will enable us to:

•	Improve our customers’ experience ; and

•	Accelerate the upgrading of existing services.

While we have announced this combination today, it is important to note that the transaction remains subject to regulatory approvals, approval by CenturyTel and EMBARQ shareholders and other customary closing conditions. As such, the companies anticipate closing this transaction in the second quarter of 2009, subject to receipt of the necessary approvals. In the interim, both companies will continue to operate independently and it will be business as usual at EMBARQ.

We are excited about the opportunities that this combination will offer all of stakeholders including our customers. We will honor our commitments to you and look forward to continuing our close partnership long into the future.

Sincerely,

[INSERT NAME]

CUSTOMER TALKING POINTS

The combination of CenturyTel and Embarq will create a stronger, more efficient and competitive company that will be better able to:

1.	Improve our customers’ experience through new products and services;

2.	Accelerate the upgrading of existing services

Our relationship and contracts with you are unaffected by this announcement.

There are no rate increases associated with this announcement.

Embarq will continue to be your communications provider until the deal closes in mid-2009.

Everything will be “business as usual” for the immediate future. And you should continue to contact us as you normally have.

Our employees will continue to provide you with the high level of products and services you have come to expect from Embarq.

As we get nearer to the close, we will communicate all relevant changes. Any changes we do make should be to the benefit of our customers.

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyTel and Embarq that also constitute a prospectus of CenturyTel, and will be sent to the shareholders of Embarq. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Embarq, CenturyTel and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Embarq upon written request to Embarq Shareholder Relations, 5454 W. 110th Street Overland Park, Kansas 66211 or by calling (866) 591-1964, or from CenturyTel, upon written request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary.

Embarq, CenturyTel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Embarq may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 17, 2008. Information about the directors and executive officers of CenturyTel may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 27, 2008. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.